UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Carvana Co.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

146869 102

(CUSIP Number)

Ernest C. Garcia II

c/o Verde Investments, Inc.

1720 W. Rio Salado Parkway, Suite A

Tempe, Arizona 85281

(602) 778-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons. Ernest C. Garcia II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 74,453,975 (1)
	8.	Shared Voting Power 16,388,765 (2)
	9.	Sole Dispositive Power 74,453,975 (1)
	10.	Shared Dispositive Power 16,388,765 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,842,740
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 75.1% (3)
14.	Type of Reporting Person (See Instructions) IN

Note: All share numbers on these cover pages are presented as shares of Class A common stock, par value $0.001 per share (the “Class A Shares”) of Carvana Co., a Delaware corporation (the “Issuer”), on an as-converted basis from Class A common units of Carvana Group, LLC, a Delaware limited liability company (“Carvana Group”) and subsidiary of the Issuer, as further described herein.

(1)	This number includes the Class A Shares held by: (i) Mr. Garcia (60,937,458 shares on an as-converted basis), (ii) Verde Investments, Inc. (“Verde”) (1,464,517 shares), which Mr. Garcia wholly owns and controls, and (iii) the Ernest C. Garcia III Multi-Generational Trust III (the “Multi-Generational Trust”) (12,052,000 shares, including 11,952,000 shares on an as-converted basis), of which Mr. Garcia is the sole voting trustee and Ernie Garcia, III and his children are the sole beneficiaries.
(2)	This number reflects the Class A Shares held by (i) the Ernest Irrevocable 2004 Trust III (the “2004 Trust”) (12,052,000 shares, including 11,952,000 shares on an as-converted basis), of which Mr. Garcia is a voting co-trustee and Mr. Garcia’s son, Ernie Garcia, III is the sole beneficiary, and (ii) DriveTime Sales and Finance Company, LLC (“DriveTime Sales”) (4,336,765 shares on an as-converted basis), a wholly owned subsidiary of DriveTime Automotive Group, Inc. (“DriveTime”), of which Mr. Garcia is the chairman of the board of directors and the controlling stockholder.

(3)	Based on 30,146,712 Class A Shares outstanding as of May 4, 2018, and assuming the conversion of all Class A common units of Carvana Group held by Mr. Garcia into Class A Shares, in accordance with Rule 13d-3 of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons. Verde Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,464,517 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,464,517 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,464,517 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6% (2)
14.	Type of Reporting Person (See Instructions) CO

Note: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A common units of Carvana Group, as further described herein.

(1)	Beneficial ownership of the Class A Shares owned by Verde is also attributable to Mr. Garcia as the sole shareholder and director of Verde, and thus is reported by more than one reporting person pursuant to Rule 13d-3 under the Act. Power is exercised through Mr. Garcia.
(2)	Based on 30,146,712 Class A Shares outstanding as of May 4, 2018 and determined in accordance with Rule 13d-3 under the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons. DriveTime Sales and Finance Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,336,765 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,336,765 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,336,765 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0% (2)
14.	Type of Reporting Person (See Instructions) OO

Note: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A common units of Carvana Group, as further described herein.

(1)	Mr. Garcia is the chairman of the board of directors and the controlling stockholder of DriveTime, of which DriveTime Sales is a wholly owned subsidiary.
(2)	Based on 30,146,712 Class A Shares outstanding as of May 4, 2018 and assuming the conversion of all Class A common units of Carvana Group held by DriveTime Sales into Class A Shares, in accordance with Rule 13d-3 of the Act.

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D is filed jointly by Ernest C. Garcia II, Verde Investments, Inc. (“Verde”), and DriveTime Sales and Finance Company, LLC (“DriveTime Sales”, and collectively with Mr. Garcia and Verde, the “Reporting Persons”) with respect to the Class A common stock, par value $0.001 per share, of the Issuer, pursuant to their Joint Filing Agreement dated as of May 12, 2017, filed as an exhibit to the Schedule 13D filed on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on May 12, 2017 (as amended on May 9, 2018, the “Original Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D.

Item 2.	Identity and Background

The fifth paragraph of Item 2(a) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date of this statement, Mr. Garcia is the record owner of 0 Class A Shares and 60,937,458 Class B Shares, Verde is the record owner of 1,464,517 Class A Shares and 0 Class B Shares, and DriveTime Sales is the record owner of 0 Class A Shares and 4,336,765 Class B Shares.

Item 4.	Purpose of Transaction

The fifth paragraph of Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

In connection with the Secondary Offering, on April 30, 2018, DriveTime Sales tendered to the Issuer 4,281,250 Class A Units and a corresponding number of Class B Shares in exchange for 3,425,000 Class A Shares. Thereafter, in connection with the exercise of the underwriters’ option in the Underwriting Agreement, DriveTime Sales tendered to the Issuer 2,062,500 Class A Units and a corresponding number of Class B Shares in exchange for 1,650,000 Class A Shares. Pursuant to the term of the Underwriting Agreement, the Reporting Persons executed the transactions set forth in Item 5(c).

Item 5.	Interest in Securities of the Issuer

The disclosures provided in Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b)

Reporting Persons	Number of Shares* With Sole Voting and Dispositive Power		Number of Shares* With Shared Voting and Dispositive Power		Aggregate Number of Shares* Beneficially Owned	Percentage of Class Beneficially Owned
Ernest C. Garcia II	74,453,975		16,388,765	(1)	90,842,740	75.09	%
Verde Investments, Inc.	1,464,517	(2)	0		1,464,517	4.61	%
DriveTime Sales and Finance Company, LLC	0		4,336,765	(3)	4,336,765	12.00	%

*	All share numbers presented in this table assume full conversion of Class A Units (and their corresponding Class B Shares) to Class A Shares.
(1)	Reflects the Class A Shares held by the 2004 Trust and by DriveTime Sales on an as-converted basis.
(2)	Beneficial ownership of the Class A Shares owned by Verde is also attributable to Mr. Garcia as the sole shareholder and director of Verde. Power is exercised through Mr. Garcia.
(3)	Beneficial ownership of the Class A Shares owned by DriveTime Sales is also attributable to Mr. Garcia. Mr. Garcia is the chairman of the board of directors and the controlling stockholder of DriveTime, of which DriveTime Sales is a wholly owned subsidiary.

(c)

The following table sets forth all transactions with respect to shares of Common Stock effectuated during the past 60 days by any of the Reporting Persons. The sale comprised open market transactions made on that day pursuant to the Underwriting Agreement, and the price per share reported is equal to the public offering price less underwriting discounts and commissions, before expenses.

Reporting Person	Date of Transaction	Number of Shares Sold	Price per Share
DriveTime Sales	April 30, 2018	3,425,000	$26.2625
DriveTime Sales	May 14, 2018	1,650,000	$26.2625

(d)

Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Class A Shares that are beneficially owned by the Reporting Persons. Specifically, but without limitation, Ernie Garcia, III is a voting trustee of the 2004 Trust and the beneficiaries of the 2004 Trust (Ernie Garcia, III) and the Multi-Generational Trust (Ernie Garcia, III and his children) have the right to receive distributions as determined by the voting trustees of the respective trusts.

(e)

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Date: May 23, 2018

/s/ Ernest C. Garcia II
Ernest C. Garcia II

Verde Investments, Inc.

By:	/s/ Ernest C. Garcia II
Ernest C. Garcia II
President

DriveTime Sales and Finance Company, LLC

By:	/s/ Clay Scheitzach
Clay Scheitzach
Manager